Filed Pursuant to Rule 433
Registration Statement No. 333-160580
Issuer Free Writing Prospectus dated October 15, 2009 to
Preliminary Prospectus Supplement dated October 15, 2009
Sterlite Industries (India) Limited
$500,000,000 Aggregate Principal Amount of
4.00% Convertible Senior Notes due 2014
This pricing term sheet relates only to the convertible senior notes described below ( the “notes”) and should be read together with the Preliminary Prospectus Supplement dated October 15, 2009 (including the documents incorporated by reference therein) relating to the offering of the notes before making a decision in connection with an investment in the corresponding securities. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement relating to the notes to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.
All references to “$” herein are to United States dollars.
Issuer

Issuer	Sterlite Industries (India) Limited, a limited liability company incorporated under the laws of the Republic of India

Ticker / Exchange	SLT / New York Stock Exchange

Last sale price of ADSs on October 15, 2009	$16.62

The Notes Offering

Securities offered	$500,000,000 aggregate principal amount of 4.00% Convertible Senior Notes due 2014

Maturity date	October 30, 2014, unless earlier repurchased or redeemed by us or converted

Annual interest rate	4.00% per year

Interest payment dates	April 30 and October 30 of each year, beginning on April 30, 2010, to the holders of record at 5:00 p.m., New York City time, on the preceding April 15 and October 15, respectively

Optional Redemption	Subject to certain exceptions, at any time after November 4, 2012, we may redeem all or part of the notes at a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, including additional interest, if any, on such notes to, but excluding the redemption date, if the closing price of our ADSs has been at least 130% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading day period prior to the date on which we provide notice of such redemption.

Conversion price	Approximately $23.33 per ADS

Conversion rate (subject to adjustment)	42.8688 ADSs per $1,000 principal amount of notes

Increase to conversion rate upon change of control (subject to adjustment)	If and only to the extent a holder converts its notes in connection with a change of control (as defined in the Preliminary Prospectus Supplement relating to the notes under “Description of the Notes—Fundamental Change Permits Purchase of Notes By Us at the Option of the Holder”) pursuant to which 10% or more of the consideration for our equity shares and/or ADSs (other than cash payments for fractional equity shares and cash payments made in respect of dissenters’ appraisal rights) in such change of control transaction consists of cash or securities (or other property) that are not ordinary shares, shares of common stock, depositary receipts or other certificates representing common equity interests traded or scheduled to be traded immediately following such change of control transaction on a U.S. national securities exchange, the Issuer will increase the conversion rate by a number of additional ADSs that will be determined by reference to the following table.

	Effective Date
ADS Price on		October 30,	October30,	October 30,	October 30,	October 30,
Effective Date	October 15, 2009	2010	2011	2012	2013	2014
$16.97	16.0757	16.0757	16.0757	16.0757	16.0757	16.0757
$17.50	15.0756	14.9830	14.9472	15.0445	14.6610	14.2741
$18.00	14.2137	14.0393	13.8944	13.8881	13.3855	12.6868
$19.00	12.6782	12.3610	12.0167	11.8200	11.1337	9.7628
$20.00	11.3564	10.9208	10.4045	10.0307	9.2300	7.1312
$22.50	8.7743	8.1311	7.2893	6.4836	5.6482	1.5756
$25.00	6.9336	6.1781	5.1459	3.8627	3.2331	0.0000
$30.00	4.5939	3.7883	2.6618	0.2392	0.1585	0.0000
$35.00	3.2548	2.5103	1.4996	0.0000	0.0000	0.0000
$40.00	2.4344	1.7872	0.9516	0.0000	0.0000	0.0000
$45.00	1.9000	1.3510	0.6776	0.0000	0.0000	0.0000
$50.00	1.5326	1.0699	0.5294	0.0000	0.0000	0.0000
$60.00	1.0669	0.7383	0.3729	0.0000	0.0000	0.0000
$80.00	0.5946	0.4176	0.2212	0.0000	0.0000	0.0000

If the ADS price exceeds $80.00 per ADS or is less than $16.97 per ADS (in each case, subject to adjustment), the conversion rate will not be increased. In no event (i) will the total number of ADSs issuable upon conversion exceed 58.9445 per $1,000 principal amount of the notes, subject to adjustment in the same manner as the conversion rate; (ii) the conversion rate as adjusted in accordance with the foregoing exceed a conversion rate (the “conversion rate limit”) per US$1,000 principal amount of notes that is equivalent to a conversion price of US$17.50 per ADS, which is the minimum conversion price per ADS as determined pursuant to the regulations prescribed by the Ministry of Finance and has been determined based on the Rs.803.29 minimum conversion price and the RBI exchange rate of Rs.45.91 to US$1.00; or (iii) the conversion rate be adjusted to a rate that would render conversion of the notes into ADSs at such adjusted conversion rate to be in contravention of applicable law or subject to approval of the Ministry of Finance, or the MoF, the RBI or any other regulatory or governmental authority in India.

Issue price	100%

Net proceeds (estimated)	Our net proceeds from the sale of notes in this offering will total approximately $495.1 million after deducting the underwriting discounts and commissions and estimated offering expenses which are payable by us.

Underwriting discounts and commissions per note	0.75%

Underwriting discounts and commissions	$3,750,000

Notes CUSIP	859737 AB4

Clearing	The Depository Trust Company and its direct and indirect participants, including Clearstream Banking, S.A. Luxembourg and Euroclear Bank S.A./N.V.

Pricing date	October 15, 2009

Settlement date	October 29, 2009

Underwriters	Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated

Other information	Assuming conversion of all notes at the initial conversion ratio of 42.8688, we will have 861,834,822 equity shares outstanding. Also, assuming conversion of all notes at the initial conversion ratio of 42.8688, Vedanta, through Twin Star and MALCO, will continue to have effective control over 478,291,746 of our outstanding equity shares, which will represent 55.5% of our outstanding share capital assuming such conversion, which equity shares will be subject to a 60-day “lock-up” period.

In July 2009, we issued a total of 131,906,011 equity shares underlying 131,906,011 ADSs in an underwritten public offering, or the ADS Offering. Giving effect to the ADS Offering, as of June 30, 2009, our (i) shareholder’s equity would have been $35.2 million representing 840,400,422 issued and outstanding equity shares , (ii) security premium would have been $3,846.2 million, (iii) total equity would have been $8,606.1 million and (iv) total capitalization would have been $9,205.0 million (or $9,705.0 million after giving effect to this offering).

Name	Principal Amount of Notes
Deutsche Bank Securities Inc.	$250,000,000
Morgan Stanley & Co. Incorporated	$250,000,000
Total	$500,000,000

The expenses of the offering, not including the underwriting discount, are estimated to be $1.2 million in total.

Interest on the notes will be subject to Indian withholding tax, but the Issuer will pay additional amounts with respect to such Indian withholding tax so that the net payments under or with respect to the notes will be equal to the amount that would have been received without such withholding. Any capital gain recognized on the redemption of notes or the sale of ADSs or equity shares may be subject to Indian tax and generally will be treated as U.S. source gain for U.S. foreign tax credit purposes. As a result, the Indian tax may not be currently creditable for U.S. federal income tax purposes unless a U.S. investor has other foreign source income for the year in the appropriate U.S. foreign tax credit limitation basket.
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE RELATED PROSPECTUS SUPPLEMENT AND THE OTHER DOCUMENTS THAT THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN DOCUMENTS RELATING TO THIS OFFERING BY CONTACTING DEUTSCHE BANK SECURITIES INC. (DEUTSCHE BANK SECURITIES INC., ATTN: PROSPECTUS DEPT., 100 PLAZA ONE, SECOND FLOOR, JERSEY CITY, NEW JERSEY 07311, EMAIL: PROSPECTUSREQUEST@LIST.DB.COM, TOLL-FREE TELEPHONE (800) 503-4611). ALTERNATIVELY, YOU MAY OBTAIN DOCUMENTS RELATING TO THIS OFFERING BY CONTACTING MORGAN STANLEY & CO. INCORPORATED (MORGAN STANLEY & CO. INCORPORATED, ATTN: PROSPECTUS DEPT., 180 VARICK STREET, 2ND FLOOR, NEW YORK, NEW YORK 10014, E-MAIL: PROSPECTUS@MORGANSTANLEY.COM, TOLL-FREE TELEPHONE: (866) 718-1649).
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.